UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park

Rehovot 76706, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

Rosetta Genomics Ltd., hereby announces that the previously announced meeting date of April 6, 2018, for its extraordinary general meeting of shareholders, has been cancelled and rescheduled for April 17, 2018.

A copy of the revised notice for the extraordinary general meeting of shareholders of Rosetta Genomics Ltd. to be held on April 17, 2018 is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Notice of extraordinary general meeting of shareholders of Rosetta Genomics Ltd., to be held on April 17, 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: March 12, 2018	By:	/s/ Ron Kalfus
Ron Kalfus
Chief Financial Officer